SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission file number: 001-16407.

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

REQUIRED INFORMATION

Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

Other supplemental schedules required by Section 2520.1-3-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b)	Exhibits

23.1	Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Zimmer Holdings, Inc. Savings and Investment Program

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Zimmer Holdings, Inc. Savings and Investment Program (the “Program”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 24, 2004

Zimmer Holdings, Inc. Savings and Investment Program
Statements of Net Assets Available for Benefits
at December 31, 2003 and 2002

	2003	2002
Investments
Program interest in Zimmer Master Trust	$153,490,451	$110,674,983
Participant loans	2,173,610	2,113,242

Total investments	155,664,061	112,788,225
Contributions receivable
Employee	271,980	465,592
Employer	128,556	222,538

Net assets available for benefits	$156,064,597	$113,476,355

The accompanying notes are an integral part of these financial statements.

Zimmer Holdings, Inc. Savings and Investment Program
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2003

Additions
Loan interest	$191,150
Program interest in Zimmer Master Trust investment income	40,713,581
Contributions Employees	7,609,872
Employer	3,648,884
Rollovers	368,028

Total contributions	11,626,784

Total additions	52,531,515

Deductions
Benefits paid directly to participants	9,937,828
Other	5,445

Total deductions	9,943,273

Net increase	$42,588,242
Net assets available for benefits
Beginning of year	113,476,355

End of year	$156,064,597

The accompanying notes are an integral part of these financial statements.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2003

1.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Zimmer Holdings, Inc. Savings and Investment Program (the “Program”) are prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The assets of the Program are held by Fidelity Management Trust Company, the trustee of the Program, in a master trust and are commingled with certain assets of another benefit plan sponsored by Zimmer Holdings, Inc. The fair value of the Program’s interest in the Zimmer Holdings, Inc. Savings and Investment Program Master Trust (“Zimmer Master Trust”) is based on the beginning of year value of the Program’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Assets in the Zimmer Master Trust include common stocks (the Zimmer Stock Fund at December 31, 2003 and the Zimmer Stock Fund and the Bristol-Myer’s Squibb Stock Fund (“BMS Fund”) at December 31, 2002), mutual funds, common/collective funds, and cash and cash equivalents. The Zimmer Stock Fund and the BMS Fund consist of shares of each company’s common stock and cash. The underlying common stock is valued at the last reported sales price at the end of the year or, if there was no sale that day, the last reported bid price.

Quoted market prices are used to value mutual funds. Common/collective funds are valued at the fund’s net asset value on the last day of the Program year. The fund’s net asset value is determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Cash equivalents are valued at cost plus interest earned, which approximates fair value. Participant loans are valued at cost, which approximates fair value. The Program presents in its statement of changes in net assets available for benefits an allocation of the Master Trust’s net income (loss) which consists of realized gains or losses, unrealized appreciation (depreciation) on investments and interest and dividend income.

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options in any combination of common stock funds, a common/collective fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2003

1.	Summary of Significant Accounting Policies, continued

Tax Status and Reporting

The Program obtained a determination letter on July 25, 2002, in which the Internal Revenue Service stated that the Program, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Program has been amended since receiving this determination letter, however, the Plan administrator believes the Program is currently designed and is being operated in compliance with the applicable requirements of the IRC.

2.	Description of Program

The following description of the Program provides only general information. Participants should refer to the Summary Plan Description or Plan agreement, available from the Plan administrator, for a more complete description of the Program’s provisions.

The Program was established August 6, 2001 concurrent with the date Zimmer Holdings, Inc. (the “Company” or “Employer”) was spun-off from Bristol-Myers Squibb Company. The Program provides a way for employees of the Company to save on a regular and long-term basis and to encourage continued careers within the Company. In conjunction with the spin-off of the Company, the account balances of active Company employees under the Bristol-Myers Squibb Company Savings and Investment Program (the “BMS Program”) were transferred from the BMS Program to the Program. Employees who are regularly scheduled to work at least 1,000 hours per year may immediately commence compensation deferral under the Program and become eligible for the employer match after six months of service. Employees of the Company who are not anticipated to work 1,000 hours per year, may participate in the Program upon completing 1,000 hours of service in a twelve-month period. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Each participant may contribute a pre-tax and after-tax amount not to exceed a total of 30 percent of the participant’s annual salary or wages, as defined by the Program, for the Program year. The participant contributions include a basic contribution ranging from 2 percent to 6 percent of the participant’s annual salary or wages, as elected by the participant. In addition, if the participant elects a 6 percent basic contribution, a supplementary contribution from 1 percent to, generally, 24 percent, may then be authorized by the participant. The Company shall contribute a matching contribution equal to 75 percent of the first 6 percent of the participant’s contributions made to the Program. All contributions are subject to certain limitations.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2003

2.	Description of Program, continued

The assets of the Program are held in the Zimmer Master Trust, which contains various fund options from which participants select to allocate their voluntary participant contribution and earnings thereon. During 2003, the Program offered a money market fund, a common/collective fund, fifteen mutual funds (seven in 2002) and a Zimmer Stock Fund as options for participants. All Employer matching contributions are invested in the Zimmer Stock Fund. At age 55, however, participants are allowed to redirect their future Employer matching contributions to other funds as well as to reinvest any portion or all of their investment in the Zimmer Stock Fund derived from Employer contributions to other Program funds. Participants were not allowed to invest in the Bristol-Myers Squibb Stock Fund that was transferred to the Program in conjunction with the spin-off of the Company. On August 6, 2003, the BMS Fund was liquidated as per terms of the Company’s spin-off from Bristol-Myers Squibb Company. Prior to that date, participants could elect to transfer the balance in their BMS Fund to other investment options. Account balances of participants not electing to transfer their BMS Funds were automatically transferred to the money market fund.

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, Program earnings, and expenses, if any. Program earnings are allocated to participants on a daily basis in the same proportion as the value of the participant’s account bears to the value of all participant accounts invested in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

All voluntary participant contributions and earnings thereon are always 100 percent vested. Participants vest in the Employer matching contributions and earnings thereon 20 percent after one year with an additional 20 percent each year thereafter until fully vested after five years of service. All participant account balances transferred from the BMS Program on August 6, 2001 became 100 percent vested on that date, including future earnings thereon. Any portion of a participants’ account that is not vested at the time of final distribution is forfeited and used to reduce future Employer contributions. During the year ended December 31, 2003, there were no non-vested forfeitures used to reduce Employer contributions. At December 31, 2003 and 2002, there were $42,176 and $6,612 of non-vested forfeitures available to reduce future Employer contributions, respectively.

Participants or their beneficiaries may request a distribution of their account balance upon separation of service by reason of retirement, death, disability or termination. At the participant’s discretion, distributions may, generally, be made in installment payments or in lump-sum amounts. Distribution of investments in the Zimmer Stock Fund or the BMS Fund (prior to August 6, 2003) may be in cash or stock, as elected by the participant. Withdrawals may also be made when a participant attains age 59 1/2 or demonstrates financial hardship. There were no benefits payable to participants who were eligible to receive a distribution from the Program but had not yet been paid at December 31, 2003 and 2002.

Program expenses are paid by the Program, to the extent not paid by the Company.

Participants may borrow from the Program approved amounts up to the lesser of 50 percent of the participants’ vested account balances, or $50,000. Interest on the loan is based on the then existing prime rate offered by banks. The loans are collateralized by the participants’ vested account balances and shall be repaid generally over a period of five years.

Although it is not the Company’s intent to do so, in the event the Program is terminated or upon complete discontinuance of contributions under the Program by the Company, the rights of each participant to their account on the date of such termination or discontinuance are fully vested and nonforfeitable.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2003

3.	Investments

The Program’s interest in the Zimmer Master Trust, at estimated fair value, represents 5 percent or more of the Program’s net assets at December 31, 2003 and 2002.

4.	Interest in Zimmer Master Trust

The Program’s investments are in the Zimmer Master Trust which was established for the investment of assets of the Program and certain assets of another Zimmer sponsored retirement plan. The plans participating in the Zimmer Master Trust collectively own, through the Zimmer Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan’s investment percentage in the Zimmer Master Trust changes regularly. Income earned by the Zimmer Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned. At December 31, 2003 and 2002, the Program’s interest in the net assets of the Zimmer Master Trust was approximately 97.7 percent and 98.0 percent, respectively. The Program’s approximate share of the Zimmer Master Trust’s investment activities for the year ended December 31, 2003 was 96.6 percent. Investment income and administrative expenses relating to the Zimmer Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100 percent allocation to that plan), or 2) the Program’s proportionate share of the income or expense which is attributable to the Trust.

The following presents the fair value of investments and the Program’s percentage interest in each investment for the Zimmer Master Trust at December 31, 2003 and 2002 and the related investment income and percentage interest for the year ended December 31, 2003:

	2003		2002
Investments
Stock funds	$72,856,940	95.0%	$57,647,567	96.2%
Mutual funds	48,729,117	100.0	27,619,735	100.0
Common/collective trust fund	23,780,568	100.0	23,341,819	100.0
Cash and cash equivalents	11,744,071	100.0	4,278,334	100.0

	$157,110,696		$112,887,455

Investment income
Interest and dividends	$2,680,408	99.4%

Net appreciation in fair value of investments
Common stocks	$30,884,484
Mutual funds	8,562,225

	$39,446,709	96.5%

5.	Nonparticipant Directed Investments

The stock funds are made up of the Zimmer Stock Fund at December 31, 2003 and the Zimmer Stock Fund and the BMS Stock Fund at December 31, 2002. The Zimmer Stock Fund includes both participant-directed and nonparticipant-directed investments which cannot be separately determined.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2003

5.	Nonparticipant Directed Investments, continued

Information about the net assets and the significant components of the changes in net assets, including both participant-directed and nonparticipant-directed components of the Stock funds, at December 31, 2003 and 2002 and for the year ended December 31, 2003 is as follows:

	2003	2002
Net assets
Stock funds	$69,236,695	$55,435,095

Changes in net assets
Contributions	6,427,759
Interest and dividends	653,058
Net appreciation	29,485,971
Benefits paid	(4,680,347)
Transfers to other Program funds, including the BMS Fund liquidation	(17,792,158)
Other, including loan activity	(292,683)

Net increase	$13,801,600

6.	Parties-in-Interest

At December 31, 2003 and 2002, certain investments of the Program were held in investment funds which were managed by the trustee.

Participants in the Plan may invest their contributions in the Zimmer Stock Fund, as applicable, which primarily holds shares of Zimmer common stock. At December 31, 2003 and 2002, the Zimmer Master Trust held 1,000,676 and 839,395 shares, respectively, of Zimmer common stock with a historical cost of $39,306,872 and $26,286,882, respectively, and a market value of $70,447,590 and $34,851,680, respectively. These transactions are exempt from the ERISA prohibited transaction rules.

The Company provides certain accounting, recordkeeping and administrative services to the Program, for which it is not compensated.

7.	Subsequent Events

Effective April 1, 2004, the following plan amendments were made:

For all participants, Company matching contributions are no longer automatically invested in the Zimmer Stock Fund, and all restrictions on the Zimmer Stock Fund have been lifted. Company matching contributions are allocated to the participants’ accounts based upon their current investment elections.

For participants hired on or after September 2, 2002, the Company matching contribution has been increased to 100 percent of the first 6 percent of the participant’s contributions made to the Program.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2003

7.	Subsequent Events, continued

Also, an employee hired on or after September 2, 2002, after completing six months of service, is eligible to receive a fixed contribution of 2 percent of the employee’s base pay regardless of whether or not the employee has elected to make participant contributions to the Program provided, however, that the participant must be employed on the last day of the applicable plan year (December 31). The fixed contribution is invested in accordance with the participant’s investment allocation. For employees hired prior to April 1, 2004, the six-month eligibility period was waived for all Company matching contributions.

On October 2, 2003, the Company closed its exchange offer for Centerpulse AG (“Centerpulse”), an orthopaedic medical device company headquartered in Switzerland with operations in the U.S. Certain employees of Centerpulse in the U.S. were participants in the Centerpulse Retirement Plan. Effective April 1, 2004, the participants of the Centerpulse Retirement Plan became part of the Program, and are eligible for the same benefits as Company employees hired on or after September 2, 2002. Accordingly, approximately $74 million was transferred to the Zimmer Master Trust from the Centerpulse Retirement Plan, and was invested based upon the participants’ current investment elections.

Zimmer Holdings, Inc. Savings and Investment Program
Schedule H, line 4i—Schedule of Assets (Held at End of Year)

Description of
Investment
Including Maturity
Date, Rate of
Identity of Issue,	Interest,
Borrower Lessor, or	Collateral, Par or
Similar Party	Maturity Value	Cost	Fair Value
*Participant loans (366 loans)	$2,173,610 principal amount, interest rates ranging from 5.0% to 10.5%, due through December 31, 2013	—	$2,173,610

*Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM
Date: June 25, 2004	By:	/s/ Renee Rogers
Vice President, Corporate Human Resources